Exhibit 99.1

PROXY STATEMENT

NICE

PROXY STATEMENT
2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

NICE is a leading global enterprise software provider of cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE enables organizations to improve customer experience, drive business performance, ensure compliance and fight financial crime.

Our mission is to provide organizations with the confidence in making the right business decisions based on accurate, relevant and insightful information.

We help companies understand their customers and predict their needs and intents, optimize their workforce to drive greater efficiency and identify suspicious behaviour to prevent financial crime.

We do this by capturing customer interactions and transactions across multiple channels and sources. We then apply best-in-class analytics to this data to provide real-time insight and uncover intent. Our solutions allow organizations to operationalize this insight and embed it within their daily business processes.

Today, more than 25,000 organizations in over 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. These organizations span all major industries, including banking, telecommunications, insurance, retailers, travel and more.

2016 was a very successful year for NICE on multiple fronts: we achieved $1,030 million in revenues and further improvement in profitability, which was marked by reaching a 26.5% Non-GAAP operating margin for 2016 (all figures are pro-forma, taking into account the divestiture of the Cyber and Intelligence Division and the Physical Security Division). We also reported a cash flow from operation of $220 million in 2016 and saw the continued delivery of new, innovative products and analytics solutions to our customers.

 May 18, 2017

Dear Shareholder,

You are cordially invited to attend the 2017 Annual Meeting of Shareholders of NICE Ltd., to be held at NICE's executive offices at 13 Zarchin Street, Ra’annana, Israel, on Tuesday, June 27th, 2017, at 15:00 local time.

At the Annual Meeting, shareholders will vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. NICE’s Board of Directors recommends a vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of the Company and a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of NICE American Depositary Shares (“ADSs”) will receive voting instruction cards from JP Morgan Chase Bank, N.A., the depositary of the ADSs, which will enable them to instruct JP Morgan Chase Bank, N.A. on how to vote the NICE ordinary shares represented by their ADSs with regard to the proposals listed in the Notice of Annual Meeting of Shareholders. Accordingly, please sign and date the enclosed voting instruction card at your earliest convenience and mail it in the envelope provided.

We urge all of our shareholders to review our Annual Report on Form 20-F, which is available on our web site at www.nice.com.

Thank you for your cooperation.

Sincerely,
Barak Eilam
 Chief Executive Officer

NICE Ltd.
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NOTICE OF 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS
 ______________________________________________________

TO BE HELD ON JUNE 27, 2017

Notice is hereby given that the 2017 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of NICE Ltd. (the “Company” or “NICE”) will be held on Tuesday, June 27th, 2017, at 15:00, at the offices of the Company, 13 Zarchin Street, Ra’annana, Israel, for the following purposes:

1.	To elect five (5) directors (excluding “outside directors”) to the Board of Directors of the Company;
2.	To approve a grant of options and restricted share units to the Company's non-executive directors;
3.	To approve a one-time grant of options to the Chairman of the Board of Directors;
4.	To approve certain components of our Chief Executive Officer’s compensation;
5.	To re-appoint the Company’s independent auditors and to authorize the Company’s Board of Directors to fix their remuneration; and
6.	To discuss the Company’s audited annual financial statements for the year ended December 31, 2016.

Approval of matters 1, 2 and 5 above will require the affirmative vote of a majority of the shares present, in person, by proxy or by electronic voting, and voting thereon.  Approval of matters 3 and 4 will require the affirmative vote of a majority of the shares present, in person by proxy or by electronic voting, and voting on the matter; provided that either the shares voted in favor of such resolutions include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter pursuant to the requirements and as defined under the Israeli Companies Law, 5759-1999, as amended (the “Israeli Companies Law”) or that the total number of shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter, that were cast against such resolutions, do not exceed two percent of the aggregate voting rights in the Company. Matter 6 will not involve a vote of the shareholders.

Shareholders of record at the close of business on May 24, 2017, are entitled to notice of and to vote at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.

If your shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, you should deliver or mail (via registered mail) your completed proxy to the offices of the Company at 13 Zarchin Street, Ra’annana, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by your broker. Alternatively, you may vote ordinary shares of the Company electronically via MAGNA, the electronic voting system of the Israel Securities Authority (the “ISA”), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders of the Company, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 26(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company.

These proposals are described more fully in the enclosed Proxy Statement, which we urge you to read in its entirety. Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than May 25, 2017. For more information about shareholder proposals, please see Article 18 of the Company's Articles of Association. Should changes be made to any proposal after the mailing of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the U.S. Securities and Exchange Commission (the "SEC") on Form 6-K and with the ISA.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the Board of Directors or pursuant to the authorization of the Board of Directors, or in the case of shareholders voting ordinary shares of the Company electronically via MAGNA (as described above) at least six hours before the Meeting.

By Order of the Board of Directors, Yechiam Cohen Corporate Secretary

Date: May 18, 2017

2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS Table of Contents

Solicitation of Proxies	7
Record Date; Outstanding Voting Securities; Voting Rights	9
Security Ownership by Certain Beneficial Owners	10
Item 1: Election of Directors (excluding “Outside Directors”)	11
Item 2: Approval of a Grant of Options and Restricted Share Units to the Non-Executive Directors	15
Item 3: Approval of a One-Time Grant of Options to the Chairman of the Board of Directors	18
Item 4: Approval of Certain Components of our Chief Executive Officer’s Compensation	20
Item 5: Reappointment of Independent Auditors	23
Item 6: Consideration of the Annual Financial Statements	24

NICE Ltd.

13 Zarchin Street, Ra’annana, Israel

________________________

PROXY STATEMENT
 ________________________

2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or American Depositary Shares (or “ADSs”) (collectively, the “Shares”) of NICE Ltd. (“Nice” or the “Company”) at the close of business on May 24, 2017, in connection with the solicitation by the Board of Directors of proxies for use at the 2017 Annual General Meeting of the Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Tuesday, June 27th, at 15:00, at the offices of the Company, 13 Zarchin Street, Ra’annana, Israel.

SOLICITATION OF PROXIES

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If a shareholder’s Shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, he should deliver or mail (via registered mail) his or her completed proxy (or voting instruction card) to the offices of the Company at 13 Zarchin Street, Ra’annana, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his or her broker. Alternatively, such a shareholder may vote electronically via MAGNA, the electronic voting system of the Israel Securities Authority (the “ISA”), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, Shares represented by the proxy will be voted in favor of all the matters to be presented to the Meeting, as described above. If a shareholder on the form of proxy makes a specification, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions of a holder of Shares will be treated as neither a vote “for” or “against” the matter, although they will be counted in determining if a quorum is present.

Under the terms of the Deposit Agreement among the Company and JP Morgan Chase Bank, N.A., as Depositary, and the holders of the Company’s ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the articles of association of the Company) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADSs with respect to any of the Shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose, the Depositary shall vote the Shares represented by such ADSs in accordance with the recommendations of the Board of Directors of the Company as advised by the Company in writing, except that the Depositary shall not vote that amount of such Shares with respect to any matter with respect to which shareholders are required by law to indicate whether or not they have a personal interest or as to which the Company informs the Depositary (and the Company agrees to provide that information as promptly as practicable in writing, if applicable) that (x) the Company does not wish the Depositary to vote those Shares, or (y) the matter materially and adversely affects the rights of holders of Shares.

Pursuant to the articles of association of the Company, a proxy will be effective only if the Company receives it at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the Board of Directors or pursuant to the authorization of the Board of Directors, or in the case of shareholders voting electronically via MAGNA (as described above) at least six hours before the Meeting.

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2016, please see "Item 6. Directors, Senior Management and Employees – B. Compensation – Executive Officer and Director Compensation" in our Annual Report for 2016 on Form 20-F, which was filed with the SEC on April 21, 2017.

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to Nice Ltd., 13 Zarchin Street, Ra’annana, Israel, Attn.: Yechiam Cohen, Corporate Secretary no later than June 17, 2017. Any position statement received will be filed on a Current Report on Form 6-K with the SEC and the ISA.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on May 24, 2017, will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. On April 30, 2017 the Company had 72,593,937 issued Shares, out of which 60,037,048 are outstanding and 12,556,889 are treasury shares held by the Company. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Shares conferring in the aggregate at least 25% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of the dates specified below, the number of Shares owned beneficially by all persons known to us to beneficially own more than 5% of the Company’s outstanding Shares.

Name	Number of Shares	Percent of Shares Beneficially Owned (1)
Janus Capital Management LLC 151 Detroit Street Denver, Colorado 80206, USA	4,559,401(2)	7.6%
Massachusetts Financial Services Company 111 Huntington Avenue Boston, Massachusetts 02199, USA	4,077,833(3)	6.8%
Psagot Investment House Ltd. 14 Ahad Ha’am Street Tel Aviv 65142, Israel	3,390,434(4)	5.6%
Migdal Insurance & Financial Holdings Ltd. 4 Efal Street; P.O. Box 3063 Petach Tikva 49512, Israel	3,245,107(5)	5.2%
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(1) Based upon 60,037,048 ordinary shares issued and outstanding as of April 30, 2017.

(2) This information is based upon a Schedule 13G/A filed by Janus Capital Management LLC with the SEC on February 14, 2017.

(3) These securities consist of ADSs and ordinary shares. This information is based upon a Schedule 13G/A filed by Massachusetts Financial Service Company with the SEC on February 14, 2017.

(4) These securities are held for members of the public through, among others, portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., provident funds managed by Psagot Provident Funds and Pension Ltd., and pension funds managed by Psagot Pension (Haal) Ltd., according to the following segmentation: 1,556,434 ordinary shares are held by portfolio accounts managed by Psagot Securities Ltd., 1,046,023 ordinary shares are held by Psagot Exchange Traded Notes Ltd., 699,431 ordinary shares are held by provident funds managed by Psagot Provident Funds and Pension Ltd., 80,138 ordinary shares are held by mutual funds managed by Psagot Mutual Funds Ltd. (of this amount, 9,500 shares may also be considered beneficially owned by Psagot Securities Ltd., but are not included in the shares beneficially owned by Psagot Securities Ltd., as indicated above) and 8,408 ordinary shares are held by Psagot Insurance Company Ltd.  Each of the foregoing companies is a wholly-owned subsidiary of Psagot Investment House Ltd.   This information is based upon a Schedule 13G/A filed by Psagot Investment House Ltd. with the SEC on February 15, 2017.

(5)   Of these securities, (i) 3,026,144 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal Insurance & Financial Holdings Ltd. (“Migdal”), according to the following segmentation: 1,626,441 ordinary shares are held by profit-participating life assurance accounts, 1,175,834 ordinary shares are held by provident funds and companies that manage provident funds, and 223,869 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 117,414 are beneficially held for their own account (Nostro account). This information is based upon a Schedule 13G filed by Migdal with the SEC on January 26, 2017.

ITEM 1

ELECTION OF DIRECTORS (EXCLUDING “OUTSIDE DIRECTORS”)

Under the Company’s articles of association, the Board of Directors is to consist of not less than three and not more than thirteen directors. Directors of the Company, other than outside directors, are elected at each annual general meeting of shareholders. At the Meeting, shareholders will be asked to elect five (5) members to the Board of Directors, aside from the three outside directors of the Company (who are not up for election at the Meeting). All the nominees for election qualify as “independent directors” under the NASDAQ listing rules, as discussed below.

The Company’s Board of Directors wishes to be comprised of a balanced combination of experienced directors who are familiar with the Company’s business and practices, namely Messrs. David Kostman and Rimon Ben-Shaul, and three members who bring global perspectives to the Board and provide industry acumen and expertise, namely: Messrs. Yehoshua (Shuki) Ehrlich, Leo Apotheker and Joseph Cowan. In addition we have three outside directors, appointed as mandated by the Israeli Companies Law in effect at the time of their appointment, namely: Mr. Dan Falk, Ms. Yocheved Dvir and Ms. Zehava Simon. This combination positions the Board with the right mixture for addressing the next challenges the Company may face and lead it to the continuation of its success. The Company will continue to enhance the capabilities of its Board in the future, seeking new members who may bring global experience, particularly in the hi-tech arena, along with experience in the markets in which we operate.

The Company’s Board of Directors is currently comprised of eight (8) directors, including three (3) outside directors. The Company’s Nominating Committee, Internal Audit Committee and Board of Directors have proposed the following five (5) nominees as the slate of directors (besides the three outside directors, who are not up for election at the Meeting) to be elected at the Meeting to serve as directors of the Company until the next annual general meeting of the shareholders, or until termination of office according to the Company’s articles of association and applicable law: Mr. David Kostman (Chairman), Mr. Rimon Ben-Shaoul, Mr. Yehoshua (Shuki) Ehrlich, Mr. Leo Apotheker and Mr. Joseph Cowan.

It is noted that the while the Company has significantly grown in terms of its size, operation, revenues and market cap, our Compensation Committee and Board of Directors have decided to keep the same level of annual director compensation (identical to that paid in 2015 and 2016) both in cash, including annual fees and meeting attendance fees, and in equity, comprising of restricted share units (“RSUs”) and/or options to be granted to the non-executive directors.  The current compensation terms of our non-executive directors were approved at the 2015 annual general meeting of shareholders, based on a benchmark study prepared in 2014 by Radford, an international compensation surveying company (the "Benchmark"), showing comparable compensation terms of directors in peer companies within our industry, on a global basis. Accordingly, each non-executive director, including each outside director, is entitled to an annual fee of $40,000 and a meeting attendance fee of $1,500 for each Board meeting attended, and $1,000 for each Board committee meeting attended (or 60% thereof, respectively, for a meeting designated as a telephonic meeting) (in each case paid in U.S. dollars or in NIS based on the exchange rate on the date of the approval by shareholders), subject to additional value added tax, as applicable. The number of Board and Board committee meetings varies from year to year. In 2016, the number of meetings that each director participated in ranged between 16 and 28 (depending also on such director's committee memberships). In addition, our shareholders approved a supplemental annual cash fee for the Chairman of the Board in the amount of NIS 450,000 (equivalent to approximately $124,654), subject to adjustment for changes in the Israeli consumer price index after September 2012. Also, as previously approved at our 2012 annual general meeting of shareholders, each director of the Company is covered by the Company’s current directors and officers liability insurance policy, as approved by the shareholders at the 2012 and 2015 annual general meetings, and directors and officer’s indemnification of up to the maximum amount permitted by law, all in accordance with any applicable law and the Company’s articles of association. See Item 2 below for details regarding the equity-based compensation of the Company's non-executive directors.

None of the nominated directors have any relationship with the Company. Our Nominating Committee, Internal Audit Committee and Board of Directors determined that all of the nominees qualify as “independent directors,” as defined by the NASDAQ listing rules, and all of the nominees, excluding the Chairman, qualify as “independent directors” pursuant to regulations under the Israeli Companies Law.

The following information is supplied with respect to each director nominated and recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees.

David Kostman has served as one of our directors since 2001, with the exception of the period between June 2007 and July 2008, and as our Chairman of the Board since February 2013. Mr. Kostman is currently Executive Chairman of Nanoosh LLC. He recently served on the board of directors of publicly traded Retalix Ltd., which was acquired by NCR Corporation, and serves on the board of directors of Outbrain, Inc., ironSource Ltd. and Tivit S.A. From 2006 until 2008, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group. From April 2003 until July 2006, Mr. Kostman was Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of publicly traded Delta Galil Industries Ltd. From 2000 until 2002, Mr. Kostman was President of the International Division and Chief Operating Officer of publicly traded VerticalNet Inc. Prior to that Mr. Kostman worked in the investment banking divisions of Lehman Brothers (1994-2000) focusing on the technology and Internet sectors and NM Rothschild & Sons (1992-1993), focusing on M&A and privatizations. Mr. Kostman holds a Bachelor’s degree in Law from Tel Aviv University and a Master’s degree in Business Administration from INSEAD.

Rimon Ben-Shaoul has served as one of our directors since September 2001. Since 2001, Mr. Ben-Shaoul has served as Co-Chairman, President, and Chief Executive Officer of Koonras Technologies Ltd., a technology investment company controlled by LEADER Ltd., an Israeli holding company. Mr. Ben-Shaoul also serves as a director of MIND C.T.I. Ltd. and several private companies, and served as a director of BVR Systems Ltd. In addition, he served as the President and Chief Executive Officer of Polar Communications Ltd., which manages media and communications investments. Mr. Ben-Shaoul also served as the Chairman of T.A.T Technologies Ltd., a public company listed on NASDAQ and TASE. Between 1997 and 2001, Mr. Ben-Shaoul was the President and Chief Executive Officer of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high tech industry. During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group. Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc. and Nova Measuring Instruments Ltd. From 1985 to 1997, Mr. Ben-Shaoul was President and Chief Executive Officer of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries. Mr. Ben-Shaoul holds a Bachelor’s degree in Economics and Statistics and a Master’s degree in Business Administration, both from Tel-Aviv University.

Yehoshua (Shuki) Ehrlich has served as one of our directors since September 2012. Mr. Ehrlich is an active social investor, serving as Chairman of "Committed to Give", a group formed by Israeli social investors for promoting philanthropy in Israel, and several other social organizations. Mr. Ehrlich also serves as a member of the executive board of Israel Venture Network and a board member of AfterDox, an angels' investment group. Between the years 2000 and 2010, Mr. Ehrlich served as Managing Director at Giza Venture Capital, where he focused on the communications, enterprise software and information technology sectors. Formerly, Mr. Ehrlich had a fifteen-year career with Amdocs, a public software company specializing in billing, CRM, order management systems for telecommunications and Internet service providers. In his last role at Amdocs, Mr. Ehrlich served as Senior Vice President of Business Development. Mr. Ehrlich holds a Bachelor of Science in Mathematics and Computer Science from the Tel Aviv University.

Leo Apotheker has served as one of our directors since August 2013. Mr. Apotheker was the Managing Partner and co-founder of efficiency capital SAS, a growth capital advisory firm, from 2012 to 2014. From 2010 to 2011, Mr. Apotheker served as Chief Executive Officer of Hewlett Packard Company. From 2008 to 2010, he served as Chief Executive Officer of SAP AG. In addition, he is currently chairman of the board of KMD, one of Denmark’s leading IT and software companies, Unit 4, a leading Dutch software company, and Signavio GmbH, as well as a member of the boards of several international companies including Schneider Electric SA and Steria. Mr. Apotheker holds a Bachelor’s degree in Economics and International Relations from the Hebrew University of Jerusalem.

Joe Cowan has served as one of our directors since August 2013. Mr. Cowan has been the CEO and director of Epicor since October 2013 and a director of ChannelAdvisor, Inc. since September 2016. During 2013 Mr. Cowan served as President of DataDirect Networks, Inc., and from 2010 until 2013, Mr. Cowan served as the Chief Executive Officer and President of Online Resources Corp. Since 2009, he has served as an Operating Executive and Consultant at Vector Capital. From 2007 to 2009, Mr. Cowan served as the Chief Executive Officer of Interwoven Inc. From 2004 to 2006, Mr. Cowan served as the President and Chief Executive Officer of Manugistics Inc. and Manugistics Group Inc. Prior to that, Mr. Cowan served in various senior executive positions, including as the Chief Operating Officer of Baan Co. NV and Avantis GOB NV. He served as a Director of DataDirect Networks, Inc. between 2011 and February 2014. Mr. Cowan has also served on the boards of various publicly traded companies, including Interwoven Inc., Online Resources Corporation, Manugistics Group Inc. and Blackboard Inc., as well as several private companies. Mr. Cowan holds a M.S. degree in Electrical Engineering from Arizona State University and holds a B.S. degree in Electrical Engineering from Auburn University.

It is proposed that at the Meeting the following resolutions be adopted:

1.A.	“RESOLVED, that Mr. David Kostman be elected to serve as a member of the Board of Directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.B.	“RESOLVED, that Mr. Rimon Ben-Shaoul be elected to serve as a member of the Board of Directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.C.	“RESOLVED, that Mr. Yehoshua (Shuki) Ehrlich be elected to serve as a member of the Board of Directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.D.	“RESOLVED, that Mr. Leo Apotheker be elected to serve as a member of the Board of Directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.E.	“RESOLVED, that Mr. Joseph (Joe) Cowan be elected to serve as a member of the Board of Directors of the Company until the next annual general meeting of the Company, effective immediately.”

Required Vote

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy (or, with regards only to Shares held in Tel Aviv Stock Exchange by electronic voting), and voting on the matter, is required for the approval of the election of each nominee.

The Board of Directors recommends a vote FOR the approval of each of the proposed resolutions.

ITEM 2

APPROVAL OF A GRANT OF OPTIONS AND RESTRICTED SHARE UNITS TO THE
COMPANY'S NON-EXECUTIVE DIRECTORS

The Company’s Compensation Policy for executive officers and Directors (the "Compensation Policy") authorizes equity grants to members of the Board of Directors of the Company. As noted in Item 1 above, while the Company has significantly grown in terms of its size, operation, revenues and market cap, our Compensation Committee and Board of Directors have decided to keep the same level of director compensation (identical to that paid in 2015 and 2016) in both cash (annual fees and meeting attendance fees) and equity, subject to shareholder approval at the Meeting, as further detailed below.

As an incentive for their contribution and efforts as directors of the Company and in line with our practice in the last few years, the Company’s Compensation Committee and Board of Directors have approved, and resolved to recommend that our shareholders approve, the following annual equity grant for 2017 to our non-executive directors, which is the same number of units as approved by our shareholders for the annual equity grant to our non-executive directors in 2015 and 2016, and consists of two components:

(a)
Options to purchase Shares at an exercise price equal to the “Market Value” (as defined below) (the “Market-Value Options”). Each of the directors (other than the Chairman) will receive 6,000 Market Value Options with a grant date value of approximately US$104,300, and our Chairman will receive 18,000 Market Value Options with a grant date value of approximately US$312,900; and

(b)
Par-Value Options or RSUs (based on the jurisdiction of the applicable director-grantee). Each of the directors (other than the Chairman) will receive 1,500 Par-Value Options or RSUs with a grant date value of approximately US$114,075 and our chairman will receive 3,000 RSUs with a grant date value of approximately US$228,150.

The actual grant date value attributed to the proposed grants, to be calculated as of the date of the Meeting, will be disclosed in our Proxy Statement for the 2018 annual general meeting of the shareholders. For assumptions and key variables used in the calculation of the equity value, see note 13b of our audited consolidated financial statements for 2016, forming part of our Annual Report on Form 20-F, which was filed with the SEC on April 21, 2017.

To the extent that the “Equity Value” (as defined under the Compensation Policy) of the above-mentioned grant exceeds the maximum cap set under the Compensation Policy (i.e., US$200,000) and with respect to our Chairman, three times this amount (the "Cap"), then the equity grant recommended above shall be reduced so that its value is equal to the Cap, while maintaining the same ratio between Market-Value Options and RSUs (with fractional units resulting from such reduction being rounded downwards).

The Board of Directors has resolved to recommend that our shareholders approve the above grant of equity awards to each of our directors elected at the Meeting. Such grant shall also be made to each of the Company's currently serving outside directors pursuant to a resolution of the shareholders from the Company’s 2007 annual shareholders meeting, which resolved that the outside directors receive equity compensation identical to that granted from time to time to other non-executive directors of the Company.

The Market-Value Options will vest in four equal three-month installments over twelve months commencing as of the date of grant (which will be the date of the Meeting), and the Par-Value Options or RSUs will vest upon the earlier of either (i) twelve months from the date of the Meeting; or (ii) the date of the next annual meeting of shareholders, provided that the applicable director-grantee is still a director of the Company on the applicable vesting date.

The above-proposed equity grant is recommended by our Compensation Committee and our Board after considering the guidelines of our Compensation Policy and other required elements pursuant to the Israeli Companies Law, and taking into consideration the Benchmark with respect to compensation granted to members of boards of directors of comparable companies.

Our Board of Directors believes that the proposed grant of both Market Value Options and Par-Value Options or RSUs provides a balanced mix, creating strong alignment between our directors' and our shareholders' interests, as well as the ability to attract and retain highly qualified directors with global experience.

If approved by our shareholders at the Meeting, the equity awards will be granted under the Company’s 2016 Share Incentive Plan (the “2016 Plan”) on the date of the Meeting. The exercise price of the Market-Value Options will be equal to the average closing price per share of one ADS of the Company as quoted on the NASDAQ Stock Market during the 30 consecutive calendar days preceding the date of grant (the “Market Value”). The Par-Value Options or RSUs shall have an exercise price of NIS 1.00 per share, which is the par value of each Share. The expiration date of the options shall be six years from the date of grant.

All of the terms of the Market-Value Options and Par-Value Options or RSUs not specifically set forth herein shall be in accordance with the 2016 Plan.

Out of the pool of Shares authorized for issuance under the Company’s equity based compensation plans during 2017, the Company has granted awards in respect of 273,495 Shares to date. As of April 30, 2017, awards with respect to a total of 3,468,721 Shares, which constitute approximately 5.8% of the issued and outstanding share capital of the Company as of such date, were granted and outstanding under the Company’s share-based compensation plans. Even assuming that the entire remainder of the authorized pool of equity based compensation for 2017 (which allows for the issuance of awards with respect to up to 1,826,032 additional Shares (including the grants proposed in Items 2, 3 and 4 of this Proxy Statement), were to be granted, the total aggregate number of Shares subject to equity awards, including the already outstanding grants and the grants made this year, on a fully diluted basis, would constitute less than 10% of our issued and outstanding share capital as of April 30, 2017.

The grant of equity-based awards to directors of the Company requires shareholder approval pursuant to the Israeli Companies Law. The Board of Directors believes that this proposal is in the best interest of the Company, as it aligns the interests of our directors with those of our shareholders and recognizes the time, attention, and expertise required by each of the directors.

In addition to the proposed equity compensation discussed above, each of the Company's directors (including outside directors) will be entitled to receive cash compensation as described above in Item 1.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the proposed grant of Market-Value Options and RSUs to the directors pursuant to the terms as set forth in Item 2 of the Proxy Statement, be, and the same hereby is, approved.”

Required Vote

Under the Israeli Companies Law, approval of director compensation that is consistent with the Company’s existing compensation policy requires the affirmative vote of a majority of the shares present, in person, by proxy or by electronic voting, and voting on the matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 3

APPROVAL OF A ONE-TIME GRANT OF OPTIONS TO THE CHAIRMAN OF
THE BOARD OF DIRECTORS

The Compensation Committee and the Board of Directors have approved, and resolved to recommend that our shareholders approve, a special one-time equity grant to Mr. David Kostman, our Chairman of the Board of Directors.

This one-time grant is designed to acknowledge Mr. Kostman's leadership and his instrumental involvement in the strategic realignment of the company over the past three years, and his particular contribution to the planning and completion of the divestitures, acquisitions and financing processes undertaken by the company over such period. Mr. Kostman contributed his professional knowledge and expertise and invested substantial time and efforts in supporting the Company throughout all stages of these processes, and especially in 2016 with the completion of the acquisition of inContact, as well as Nexidia and VPI. This one-time special grant therefore takes into consideration the substantial contribution during such period, both professionally and in time and attention, making essential use of Mr. Kostman’s vast experience and knowledge, going well beyond what is ordinarily expected of a Chairman. Mr. Kostman’s contribution was instrumental to the Company’s outstanding strategic achievements and financial results over the last three years.

The Compensation Committee and Board of Directors recommends to grant a special one-time award with a value that is approximately equal to our Chairman's annual equity grant, and that such grant will be made in Market Value Options (as defined in Item 2 above). Accordingly it is recommended to grant an amount of 30,000 Market-Value Options under the terms set forth in this Item 3. The Compensation Committee and Board of Directors believe that the grant of Market Value Options is preferable to a cash award, as it provides both a retention incentive to our Chairman and an assurance that such special award is linked to the creation of long term shareholder value.

The options will vest over a period of three years, with options to purchase 10,000 ordinary shares vesting on the first anniversary of the date of grant, and options to purchase 2,500 ordinary shares vesting in three-month installments over the subsequent two years, provided that the Chairman is still a director of the Company on each applicable vesting date. If approved, the equity award will be granted on the date of the Meeting under the terms of the 2016 Plan. The exercise price of the Market-Value Options will be the Market Value (as defined in Item 2 above). The expiration date of the options shall be six years from the date of grant.

On the date of the filing of this Proxy Statement, the value attributed to the grant proposed in this Item 3 of the Proxy Statement is approximately US$521,500. The actual grant date value attributed to such grant, to be calculated as of the date of the Meeting, will be disclosed in our Proxy Statement for the 2018 annual general meeting of the shareholders. The foregoing one-time equity grant would be in addition to the grant set forth under Item 2 of the Proxy Statement.

Our Compensation Committee and Board of Directors noted that such a grant to a non-executive director is an exceptional event, reserved only for extraordinary circumstances, and that the outstanding circumstances mentioned above justify making such an exception.

The Compensation Committee and the Board of Directors have determined that the proposed equity award is appropriate and in the best interest of the Company. The grant of equity based awards to a director of the Company requires shareholder approval pursuant to the Israeli Companies Law. Because the circumstances for granting the proposed award are unique, the grant is not covered by our Compensation Policy. Therefore, under the Israeli Companies Law the shareholders are required to approve the grant by a special majority (as further detailed below).

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the proposed one-time grant of options to the Chairman of the Board of Directors pursuant to the terms as set forth in Item 3 of the Proxy Statement, be, and the same hereby is, approved.”

Required Vote

Under the Israeli Companies Law, approval of director compensation that is not consistent with the company’s existing compensation policy requires the affirmative vote of a majority of the shares present, in person, by proxy or by electronic voting, and voting on the matter; provided that (i) the shares voted in favor of the election include at least a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in the matter, pursuant to the requirements and as defined under the Israeli Companies Law, or (ii) the total number of shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter, that were cast against such resolution, do not exceed two percent of the aggregate voting rights in the Company. The Company is not currently aware of any “controlling shareholder,” as defined under the Israeli Companies Law.

The Israeli Companies Law requires that each shareholder voting on the proposed resolution indicate, prior to the voting at the Meeting, whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. Otherwise, the votes of such shareholder may not be counted.

Under the Israeli Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer and (ii) excludes an interest arising solely from the ownership of our Shares or ADSs.

To avoid confusion, in the enclosed form of proxy card, we refer to such a personal interest as a “personal benefit or other interest.” The proxy card includes a box you can mark to confirm that you are not a controlling shareholder and do not have a personal interest in this matter.  If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact the Company's Corporate Secretary and General Counsel, at +972-9-775-3911 or yechiam.cohen@nice.com for instructions on how to vote your Shares represented by your ADSs and indicate that you are a controlling shareholder or have a personal interest or, if you hold your ADSs in "street name," you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they are a controlling shareholder or have a personal interest on the form of voting card that we have filed via MAGNA.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 4

APPROVAL OF CERTAIN COMPONENTS OF THE COMPENSATION OF OUR CEO

Pursuant to the Israeli Companies Law, in general, the terms of office and employment of our Chief Executive Officer (“CEO”) should generally be consistent with the Compensation Policy and must be approved by the Compensation Committee, Board of Directors and shareholders of the Company, in that order.

The terms of employment of our CEO, Mr. Barak Eilam, were approved by the shareholders on May 27, 2014 and the amended terms of his employment were approved by the shareholders on July 9, 2015 and May 21, 2016.

The compensation package of our CEO is comprised of three components: base salary, annual cash bonus and equity grant. Only the smallest component, the base salary, is guaranteed, while the other two components, the annual cash bonus and a major portion of the equity, are at risk and conditioned upon the success of our CEO and the Company. As is shown at the last two annual reports of the Company, the major portion of our CEO’s compensation was the result of the Company’s achievements and success in the last three years.

CEO Annual Cash Bonus

Our CEO is entitled under his terms of employment to an annual cash bonus, based on achievement of certain performance targets in accordance with a plan (the "CEO Bonus Plan"), with an annual target amount set at 100% of his annual base salary (i.e., US$625,000). The CEO Bonus plan was previously approved at the 2014 annual general meeting of shareholders for the years 2014 through 2016 and an amendment to the plan was approved at the 2016 annual general meeting of shareholders.

We are now seeking our shareholders' approval to extend the term of the CEO Bonus Plan, under the same terms and conditions for an additional 3 year period, so that the CEO Bonus Plan will remain in effect for the years 2017, 2018 and 2019, or until resolved otherwise by the Compensation Committee and our Board of Directors. The CEO Bonus Plan is consistent with the provisions of the Compensation Policy, and in the event that in the future the Compensation Policy is amended or renewed such that the CEO Bonus Plan becomes inconsistent therewith, the CEO Bonus Plan will be amended accordingly in order to be consistent with the Compensation Policy.

2017 CEO Equity Grant

Following the approval by our Compensation Committee, our Board of Directors approved and resolved to recommend to our shareholders to approve an annual grant to our CEO for 2017 of 60,000 RSUs, 40% of which will be subject to performance-based vesting criteria ("PRSUs") as detailed below, which is identical in terms of number of RSUs as approved for grant at the 2016 annual general meeting of shareholders. The suggested grant structure is consistent with the Company's equity grant strategy that applies to all of to its executive officers. The Board of Directors approved the proposed grant of RSUs on February 15, 2017 (the "Board Resolution Date"). If approved by the shareholders, Mr. Eilam's grant will be effective as of the date of its approval by the shareholders, while the vesting of the RSUs will begin as of the Board Resolution Date. All of the RSUs' terms not specifically set forth herein shall be in accordance with the 2016 Plan.

Accordingly, all of the 36,000 time based RSUs shall vest over a period of four years in four equal annual installments beginning upon the first anniversary of the Board Resolution Date, and then on each of the three subsequent anniversaries thereafter.

The 24,000 PRSUs shall be subject to both the regular four-year time-based vesting, as well as to performance-based vesting criteria based on year-over-year improvement of the Company's operating income per share and year-over-year improvement of the Company's revenues with respect to the base line of our 2016 financial results. The year-over-year rate of improvement required in order to reach the performance vesting criteria was determined by our Compensation Committee and our Board of Directors, and was designed to be binary, so that there is no partial achievement (or overachievement) with respect to the performance criteria. The PRSUs can either, upon achievement of the performance criteria, become qualified for vesting subject to the time-based vesting element, or entirely expire with no PRSUs becoming vested. Our Compensation Committee and Board of Directors believe that the performance criteria defined for our CEO are based on a risk element that is attached to his equity award, so that in addition to the award's retention element, it is also dependent on a success-based element tied to the improvement in the Company's financial results.

The “double trigger” acceleration mechanism previously approved by the shareholders at the 2016 annual general meeting of shareholders shall also apply to Mr. Eilam’s current equity grant. For additional information with respect to such "double trigger” mechanism, see Item 7 of the proxy statement from the annual general meeting of shareholders held on July 9, 2015.

For information relating to the value of Mr. Eilam’s compensation, including equity grants, with respect to the year ended December 31, 2016, please see "Item 6. Directors, Senior Management and Employees – B. Compensation – Executive Officer and Director Compensation" in our Annual Report for 2016 on Form 20-F, which was filed with the SEC on April 21, 2017.

The Board of Directors strongly believes that the Company’s business success is reliant on the excellence of its CEO and executive leadership team, and on creating incentives for its executives that align their interests with those of its shareholders, with a strong focus on long-term value creation and motivation for overachievement of their goals.

Accordingly, a majority of the incentives provided to our executive officers are in the form of variable compensation, which has a significant element of reward when execution is above the target level, but also has significant accountability for underachievement. The variable compensation is comprised of an annual cash bonus and considerable equity compensation. The equity component includes a relatively long vesting period, offering a significant retention effect, as well as incentivizing long term value creation, as our executives' actual payout for such equity element is dependent on our stock price and on them continuing their service with the Company during such period. Accordingly, the majority of the compensation received by our senior executives, and even more so with respect to our CEO, is not guaranteed at the date of award and is either at risk (annual cash bonus and performance based RSUs or Par Value Options) or tied to continued employment and to our share price (time based and performance based RSUs or Par Value Options). In 2016, approximately 85% of our CEO's Salary, Bonus and Equity Costs were based on compensation attributed to such variable components.

Our Compensation Committee and Board of Directors believe that the above equity grant to our CEO is in line with the best interests of the Company and its shareholders, providing long-term incentive designed to ensure the growth and success of the Company. Our Compensation Committee and Board of Directors have determined that the proposed equity grant is consistent with the terms of the Compensation Policy, and have approved and resolved to recommend that our shareholders approve the equity grant to our CEO as set forth above in this Item 4.

Other than as set forth above, all of our CEO's other terms of employment remain as previously approved by our shareholders, including an annual base salary of US$ 625,000. For additional information with respect to Mr. Eilam's existing terms of employment, see Item 3 in the proxy statement for the general meeting of the shareholders held May 27, 2014, Item 7 in the proxy statement for the general meeting of the shareholders held July 9, 2015 and item 5, in the proxy statement for the general meeting of the shareholders held May 21, 2016.

In making its recommendation regarding our CEO's annual bonus plan and special equity grant, our Compensation Committee and the Board of Directors considered all relevant factors under our Compensation Policy, including, among others, the need to link our CEO’s compensation and performance targets with our business strategy, the responsibilities and duties to be performed by our CEO, the compensation of chief executive officers of peer-group companies in accordance with a benchmark that is based also on a survey conducted in 2016 by Radford targeting peer companies in our industry on a global basis, the CEO market in the United States, which is where our CEO is located, an estimation of our CEO’s expected contributions to the future growth and profitability of the Company, and our CEO’s experience, education and past compensation. The performance criteria and targets linked to our CEO’s compensation are considered to be commercially sensitive, and disclosure of such criteria and targets at this time would be detrimental to the interests of the Company and its shareholders alike.

The proposed terms of our CEO’s compensation presented above are within the authority granted under the terms of the Compensation Policy and our Compensation Committee and Board of Directors have recommended that our shareholders approve the proposed components of our CEO’s compensation as set forth above in this Item 4, after due consideration of all terms and conditions, including applicable laws and guidelines.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the proposed components of Mr. Eilam's terms of compensation, as described in Item 4 of the Proxy Statement and upon the terms detailed therein, be, and they hereby are, approved."

Required Vote

Under the Israeli Companies Law, approval of CEO compensation requires the affirmative vote of a majority of the shares present, in person, by proxy or by electronic voting, and voting on the matter; provided that (i) the shares voted in favor of such matter include at least a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter pursuant to the requirements and as defined under the Israeli Companies Law, or (ii) the total number of shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter, that were cast against such resolutions, do not exceed two percent of the aggregate voting rights in the Company.

The Israeli Companies Law requires that each shareholder voting on the proposed resolution indicate, prior to the voting at the Meeting, whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. Otherwise, the votes of such shareholder may not be counted. For a discussion of personal interests and voting procedures with respect thereto, please see Item 3 above, under the caption “Required Vote”.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 5

REAPPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors until the next annual general meeting of the Company. The reappointment has been recommended by the Company’s Audit Committee and Board of Directors. Kost Forer Gabay & Kasierer, CPA, has no relationship with the Company or with any affiliate of the Company, except as auditors, and, to a certain extent, as tax consultants. The shareholders will also be asked to authorize the Board of Directors to fix the compensation of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Company’s Audit Committee, as contemplated by the Sarbanes-Oxley Act of 2002.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Kost Forer Gabay & Kasierer, CPA, a member of Ernst & Young Global, be reappointed as the independent auditors of the Company until the next annual general meeting of the Company, and that the Board of Directors of the Company be authorized to fix their compensation in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee of the Company.”

Required Vote

The affirmative vote of the holders of a majority of the shares present, in person, by proxy or by electronic voting, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 6

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

The Company’s audited financial statements for the year ended December 31, 2016 are included in the Company’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission (SEC) on April 21, 2017. The Annual Report is also available on the Company’s website at www.nice.com. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  The Company’s SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement. The Company will hold a discussion with respect to the financial statements at the Meeting.

This item will not involve a vote of the shareholders.

By Order of the Board of Directors,

Yechiam Cohen
 Corporate Secretary

Date: May 18, 2017